Amended and Restated Operating Agreement
of
San Diego Tempeh LLC

This Amended and Restated Operating Agreement ("**Agreement**") of San Diego Tempeh LLC, a California limited liability company (the "**Company**"), is entered into as of September 15, 2021 by and among Company and the parties identified on Exhibit A, as amended from time to time (collectively referred to as the "**Members**" and individually as a "**Member**"), such execution to evidence the mutual agreement of the Members to implement an operating agreement under the provisions of the Act, for the purposes and on the terms and conditions set forth in this Agreement.

Preliminary Statement

Company was formed pursuant to articles of organization filed with the California Secretary of State on March 8, 2019 (as amended from time to time, the "**Articles**") and an oral operating agreement (the "**Original Agreement**"). By executing this Agreement, Max Petrich ("**Petrich**") hereby represents and warrants that (a) he was the sole member of the Company before execution of this Agreement and the Purchase Agreement, (b) no other Person holds any right, title or interest in or has any right or claim to acquire any Equity Security in Company, and (c) acknowledges and agrees that this Agreement amends and supersedes the Original Agreement in its entirety. Those Persons identified as "Members" on Exhibit A constitute the Members of Company as of the date of this Agreement.

Company is issuing Units to The Entrust Group Inc., f/b/o Thomas Luke Abbott (IRA: 7230015277), simultaneously with the execution of this Agreement, pursuant to the terms of a Unit Purchase Agreement (the "**Purchase Agreement**").

The composition of the membership of Company is a material consideration to each of the Members and the Members have joined Company and executed this Agreement in reliance on the identity, character, personal trustworthiness and business abilities of the other Members. Operation of Company is based on the individual qualities of the Members, and the covenants, duties and responsibilities set forth herein are personal to the Members and not assignable except as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree that the foregoing recitals are hereby incorporated in this Agreement and that the following shall be the Operating Agreement of the Company.

1. Organization.

1.1 Name. The name of Company is "San Diego Tempeh LLC." The business of Company may be conducted under that name or, on compliance with applicable laws, any other name that the Members deem appropriate or advisable.

1.2 Purposes of Business. The purpose of Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act.

1.3 Place of Business. The initial principal office of Company will be 2115 2nd Ave, San Diego, CA 92101. Company will have such other offices as the Manager determines from time to time.

1.4 Registered Agent and Office. Company will continuously maintain a registered agent in the State of California, The name and address of the initial registered agent in the State of California is Max Petrich, 2115 2nd Ave, San Diego, CA 92101.

1.5 Effective Date and Term. The term of Company commenced on the filing of the Articles with the California Secretary of State and will be perpetual, unless earlier terminated pursuant to this Agreement and the Act.

1.6 Name, Address, Capital Contributions and Units of Members. The names, addresses, Capital Accounts as of the date of this Agreement, and Units of the Members are set forth on Exhibit A. Exhibit A will be amended as may be necessary or appropriate by the Manager to reflect Transfers of Membership Interests or issuances of additional Membership Interests or other changes in the Members or their Membership Interests as permitted herein.

1.7 Definitions and Construction. Capitalized terms in this Agreement have the meanings indicated in Exhibit C unless the context otherwise requires, which meaning will be equally applicable to both the singular and plural forms of such terms. In this Agreement, unless the context otherwise requires, which meaning will be equally applicable to both the singular and plural forms of those terms. In this Agreement, unless a clear contrary intention appears (a) "Section" and "Exhibit" refer to sections and exhibits of or to this Agreement; (b) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term, (c) where any word or phrase is given a definite meaning, any part of speech or other grammatical form of that word or phrase has a corresponding meaning, and (d) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating that period will be excluded and, if the last day of that period is not a business day, the period will end on the next business day.

2. Capital Contributions.

2.1 Capital Contributions; Participation Rights.

(a) Capital Contributions. The Capital Contributions of each Member are set forth on Exhibit A. Except as specified in this Agreement, no Member will be obligated to make an additional Capital Contribution to Company to restore a deficit Capital Account balance or otherwise, and no Member will be personally liable for the debts and liabilities of Company, except

such debts as may be specifically agreed to by each Member upon whom such obligation, debt, or liability is proposed to be imposed.

(b) Additional Funds. If, in addition to the Capital Contributions of the Members, additional funds the Manager determines necessary or advisable to acquire, own, develop, operate, or manage Company's business, the Manager may cause Company to:

(i) borrow funds from such Persons and on such terms as the Manager may determine, and grant such lender "equity flavored" securities, including warrants or options for the acquisition of Units, debt obligations convertible in whole or in part into Units, and other equity rights in Company;

(ii) subject to Section 2.1(c) and Section 2.4(b), create and/or issue additional Units or other equity interests in Company ("**Additional Units**"), in which event the Manager will have the power to amend this Agreement and/or Exhibit A to reflect those additional issuances and to make any other amendments necessary to reflect those additional issuances (including amending this Agreement to increase the number of Units of any class, group or series, to create and authorize a new class, group or series of Units and to add to the terms of any new class, group or series), in each case without the approval or consent of any other Person.

(c) Preemptive Right of Members. If Company proposes to issue new Equity Securities (a "**New Issuance**"), each Member will have the right, but not the obligation, to purchase up to that Member's Pro Rata Percentage, immediately before the New Issuance, of all securities that Company proposes to issue. Company will give the Members 15 business days' notice of any New Issuance, describing the New Issuance, and the price, terms and conditions on which Company proposes to issue new securities. Each Member will have ten business days from the giving of that notice to agree to purchase up to its Pro Rata Percentage of the securities being issued in the New Issuance for the price and on the terms and conditions specified in the notice by giving notice to Company, stating the quantity of securities the Member desires to purchase. Notwithstanding anything to the contrary, the defined term "New Issuance" will not include, and the preemptive rights set forth in this Section 2.1(c) will not apply to (i) securities issued pursuant to, or in connection with, any acquisition of another Person, business or line or operating unit of any business by Company or its Subsidiaries by merger, consolidation, stock purchase, purchase of assets or other similar transaction, or in connection with any joint venture with another Person, or (ii) securities issued pursuant to any reclassification, subdivision, split or distribution in kind approved by the Manager that does not materially change the Pro Rata Percentages or otherwise materially and adversely affect the rights or obligations of the Members.

2.2 Capital Accounts; Allocations. There will be established on the books of Company a single capital account (the "**Capital Account**") for each Member. Members agree and acknowledge that the initial balance of each Member's Capital Account will be an amount equal to that Member's initial Capital Contribution.

(a) The Capital Account of each Member will be maintained for each Member in accordance with the rules of Regulation §1.704-1(b)(2)(iv) and this Section 2.2 will be interpreted and applied in a manner consistent with said section of the Regulations. Company may adjust the Capital Accounts of its Members to reflect revaluations of Company property whenever the

adjustment would be permitted under Regulation §1.704- 1(b)(2)(iv)(g). If the Capital Accounts of the Members are so adjusted (i) the Capital Accounts of Members will be adjusted in accordance with Regulation §1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to Company property, and (ii) Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to Company property will be determined so as to take account of the variation between the adjusted tax basis and book value of that property in the same manner as under Regulation §1.704-3(c).

(b) If Regulation §1.704-3(c) applies to Company property, the Capital Accounts of Members will be adjusted in accordance with Regulation §1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to that property.

(c) Notwithstanding any provision to the contrary in this Agreement, no Member will be required to restore any negative balance in its Capital Account.

(d) The Capital Account of a Member will carry over to the Transferee of the Member to the extent of the interest Transferred.

(e) The income, gain, loss and deduction of Company, including individual component items thereof, will be allocated among the Members in such a manner that, as of the end of any accounting period and to the extent possible with respect to each Member, each Member's adjusted Capital Account will be equal to the respective net amounts, positive or negative, which would be distributed to that Member or for which that Member would be liable to Company under this Agreement, determined as if Company were to (i) liquidate all of the assets of Company for an amount equal to their adjusted asset value, as determined by the Manager in the Manager's discretion, and (ii) distribute the proceeds of that liquidation in the manner described in Section 7.2.

(f) Notwithstanding Section 2.2(e), income, gain, loss and deduction of Company, including individual component items thereof, will be allocated to the Capital Accounts of the Members in the manner and to the extent required by the Regulations under Section 704 of the Code, including the provisions dealing with minimum gain chargebacks, partner minimum gain chargebacks, qualified income offsets, partnership nonrecourse deductions, partner nonrecourse deductions, forfeiture allocations, and the provisions dealing with deficit capital accounts in Regulations §§1.704-2(g)(1), 1.704-2(i)(5), and 1.704-1(b)(2)(ii)(d), all as determined by the Manager in the Manager's discretion.

(g) Tax items of Company will be allocated in the same manner as the corresponding book items, except as otherwise required by the Code. Tax items will be allocated among Members in a different manner to the extent required by Code Section 704(c) and the Regulations thereunder (dealing with contributed property), Regulations Sections 1.704-1(b)(2)(iv)(f) (dealing with property having a book value different than its tax basis), and 1.704-1(b)(4)(ii) (dealing with tax credit items). Allocations pursuant to this Section 2.2(g) are solely for purposes of federal, state and local tax reporting.

2.3 Return of Contributions; Dissolution of Company. No Member will be entitled to a return of any portion of any Capital Contribution or Capital Account balance except as specifically provided in this Agreement. Except as provided in this Agreement, no Member will, in the Member's capacity as a Member, have the right or authority to cause the dissolution of Company.

2.4 Units.

(a) The membership interest of Company is divided into Preferred Units ("**Preferred Units**") and Common Units ("**Common Units**" and, collectively with the Preferred Units, "**Units**").

(b) The authorized number of Preferred Units is 35,581.

(c) Additional Units, including different classes and series of Units, may only be authorized pursuant to an amendment to this Agreement in accordance with Section 2.1(b)(ii) or Section 6. Members holding Units will have the right to participate in all allocations of Net Profits and Net Losses and in all distributions of capital and Net Profits of Company immediately on issuance of the Units. The Units will have any additional designations, powers, preferences and rights, including rights to dividends, voting and management, as are specified elsewhere in this Agreement. The currently outstanding Units of Company are set forth on Exhibit A, as amended. Unless otherwise specifically agreed to by the transferor and transferee, any Transfer of a Unit will be deemed to include a proportionate share of such Member's economic rights in such class of Units being transferred (e.g. Capital Account balance), equal to the percentage of the Member's Units of such class being transferred.

3. Distributions.

3.1 Tax Distributions. Following the consummation of the transactions contemplated by the Purchase Agreement, in order to permit Members (and in the case of any Member that is a flow-through entity for U.S. federal, state or, as applicable, non-U.S. tax purposes, the beneficial owners of such entity, collectively referred to as the "**Taxable Person**") to pay taxes on their allocable share of the taxable income of Company, Company will make a distribution in the first quarter of each calendar year to each of the Members in an amount equal to the estimated tax liability of the Taxable Persons on the income of Company allocable to such Member (a) based on the highest combined tax rate to which the income of any Taxable Person is subject, as certified in reasonable detail by the Members to Company by notice no later than 45 days after the end of each calendar year or, in the absence of certification, the combined tax rate of an individual resident of California subject to the highest federal and California personal income tax rates, assuming the deductibility of state income tax in computing federal income tax, and (b) assuming the Members are able to fully utilize any available taxes, deductions and credits passed through under Code Section 702. All distributions made pursuant to this Section 3.1 will be referred to as "**Tax Distributions**." For avoidance of doubt, Tax Distributions to each Member will be based on the assumption that all Members will be subject to the highest combined tax rate to which the income of any Member is subject, even if the actual combined rate for any particular Member is a lower rate. The amount distributable to any Member pursuant to any clause of Section 3.2 will be reduced by any Tax Distributions made to such Member and not previously taken into account pursuant to this sentence, and such Tax Distributions will also be deemed to have been distributed to the extent of

any reduction pursuant to such clause of Section 3.2 for purposes of making the calculations required by this Agreement, so that to the extent possible each Member receives in the aggregate pursuant to Section 3.2 the amount that Member would have received pursuant to Section 3.2 if this Section 3.1 were not included in this Agreement.

3.2 Distributions Before a Liquidation.

(a) All distributions of cash or property (other than Tax Distributions and distributions in connection with a Liquidation) by Company on approval of the Manager and will be made (i) first to the Holders of Preferred Units, pro rata in proportion to their Preferred Units, until Company has made aggregate distributions to each Holder of Preferred Units equal to that Holder's unreturned Capital Contributions, and (ii) thereafter to the Holders of all Units based on their Pro Rata Percentages.

(b) On Liquidation, Company will make distributions in accordance with Section 7.2.

3.3 Withholding Against Distributions. Company will, and will cause each of its subsidiaries to, withhold from any distribution or payment to a Member (other than Tax Distributions) or to any other Person the amount of any U.S. Federal, state, local or foreign tax required by the taxing jurisdiction imposing the same to be withheld from any such distribution or payment, and any amount so withheld and paid over to such taxing jurisdiction will be treated, for all purposes under this Agreement, as if it had been distributed or paid to such Member or Person as a Tax Distribution.

3.4 Accounting. Company's books and accounting for all purposes will be kept on an accrual basis in accordance with United States generally accepted accounting principles, consistently applied ("**GAAP**"). The taxable and fiscal year of Company (the "**Fiscal Year**") will be the calendar year. In addition to such other information that may be required to be provided to the Members pursuant to this Agreement or the Purchase Agreement, Company will provide the Members on a timely basis such information as is necessary for the Members' preparation of their U.S. federal income tax return, U.S. state income tax returns and other applicable tax returns.

4. Management of Company.

4.1 Manager.

(a) Management by the Manager. Subject to Section 4.1(f), the business and affairs of Company will be managed a single Manager. Except for situations in which the approval of the Members, or other approval, is expressly required by this Agreement, another agreement binding on Company, or by nonwaivable provisions of applicable law, the Manager will have full and complete authority, power and discretion to manage and control the business, affairs and properties of Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of Company's business.

(b) Appointment and Removal of the Manager. The Manager will be appointed by a plurality of the votes of the Units present in person or represented by proxy at the meeting or by Member Action. The initial Manager will be Max Petrich.

(c) Notification of Appointments and Removals; Resignations. The Manager may resign at any time by giving notice to the Members (the "**Resignation Notice**"). The resignation of the Manager will take effect on delivery of the Resignation Notice or at any later time specified in the Resignation Notice; and, unless otherwise specified, the acceptance of the resignation by Company or the Members will not be necessary to make it effective. The resignation of the Manager will not affect the Manager's rights, if any, as a Member and will not constitute the Manager's resignation as a Member, if applicable.

(d) Conversions. Notwithstanding anything to the contrary in this Agreement, Company may convert to an other business entity or a foreign other business entity or a foreign limited liability company (each as defined in the Act) only on approval of a plan of conversion by the Manager and the Vote of a majority of the Units, provided that, if the Members would become personally liable for any obligations of the converted entity as a result of the conversion, the plan of conversion must be approved by all of the Members, unless the plan of conversion provides that all Members will have dissenters' rights as provided in Article 11 (commencing with Section 17711.01) of the Act.

(e) Mergers. Notwithstanding anything to the contrary in this Agreement, Company may merge with another entity only pursuant to an agreement of merger conforming to Section 17710.12 of the Act, approved by the Manager and the affirmative vote of a majority of the Units, provided that if the Members become personally liable for any obligations of a constituent limited liability company or constituent other business entity (each as defined in the Act) as a result of the merger, the principal terms of the agreement of merger must be approved by all of the Members unless the agreement of merger provides that all Members will have the dissenters' rights provided in Article 11 (commencing with Section 17711.01) of the Act.

(f) Preferred Units Protective Provisions. In addition to any other vote required by law the Articles, or this Agreement, Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the affirmative vote or written consent of a majority of the Preferred Units:

(a) alter the rights, powers or privileges of the Preferred Units set forth in this Agreement or the Articles, as then in effect, in a way that adversely affects the Preferred Units;

(b) increase or decrease the authorized number of Preferred Units; or

(c) redeem or repurchase any Units (other than pursuant to employee or consultant agreements giving Company the right to repurchase Units upon the termination of services pursuant to the terms of the applicable agreement).

4.2 Officers and Other Matters.

(a) Election and Designation of Officers. The day-to-day administration of Company and its subsidiaries will be conducted by the officers as are appointed from time to time by the

Manager. The officers will conduct the business of Company and its subsidiaries in the manner prescribed by, and subject to the policies and procedures adopted by, the Manager from time to time. Without limiting the generality of the foregoing, Company and its subsidiaries may have a President, a Chief Executive Officer, a Chief Financial Officer, a Chief Operating Officer and one or more Vice Presidents, each of whom will, subject to the oversight and delegation by the Manager and the limitations and restrictions contained in this Agreement, have the powers normally associated with similar officers of a California corporation. Max Petrich will be the initial Chief Executive Officer, Chief Financial Officer and Secretary.

(b) Term of Office; Vacancies. Each officer of Company will hold office until the officer's successor is elected or until the officer's earlier resignation, removal from office, or death. The Manager may remove any officer at any time with or without cause. Any vacancy in any office may be filled by the Manager.

(c) Delegation of Authority and Duties. The Manager is authorized to delegate the authority and duties of any officer to any other officer and generally to control the action of the officers and to require the performance of duties in addition to those mentioned in this Agreement.

4.3 Meetings of Members. The Manager or any Member holding at least 10% of the Units may from time to time call meetings of the Members. The Person calling the meeting will send notice of the meeting to each Member at least five days, but not longer than 45 days, before the meeting. All meetings will be held in the continental United States. The Members will be entitled to attend and discuss issues on the agenda for all meetings. The Person calling a meeting will provide an agenda for each that meeting. The Members may act without a meeting if (a) at least five days' notice of the action is provided to each Member and the action is approved in writing by Members holding sufficient numbers and classes of Units to approve the action at a meeting, provided, however, that if the action is taken by less than unanimous written consent, Company will provide prompt notice of the action to all Members, or (b) the unanimous written consent of the Members (or, in the case of an action requiring the consent of only one class of Unit, the unanimous written consent of the Members holding that class of Unit). Meetings of members may be held at any place, by electronic video screen communication or by Electronic Transmission by and to Company, either within or without California, selected by the person or persons calling the meeting. If no other place is stated or so fixed, all meetings will be held at Company's principal executive office. Members not physically present in person or by proxy at a meeting of Members may, by Electronic Transmission by and to Company or by electronic video screen communication, participate in a meeting of Members, be deemed present in person or by proxy, and vote at a meeting of Members whether that meeting is to be held at a designated place or in whole or in part by means of Electronic Transmission by and to Company or by electronic video screen communication.

4.4 Voting Rights of Members. Except as otherwise provided in this Agreement, each Member holding a Unit will have the right to vote in Company matters that are subject to vote by Members with each Unit having one vote. Except as otherwise provided in this Agreement, the action of the Members will be determined by the affirmative vote or written consent of a majority of the Units ("**Member Action**").

4.5 Appointment of Company Representative.

(a) Designation and Authority. Max Petrich will be the "partnership representative" of Company within the meaning of Section 6223(a) of the Code (the "**Company Representative**"). Any direct or indirect costs and expenses incurred by Company Representative, acting in that capacity, will be deemed costs and expenses of Company, and Company will reimburse Company Representative for such amounts.

(b) Limitation of Authority. Company Representative will not take any material action as partnership representative without the prior consent of the Manager, and in any event will not have any right to settle or compromise any matter raised by the Internal Revenue Service without the prior written approval of each Member who would be adversely affected, such approval not to be unreasonably withheld, conditioned or delayed. Company Representative will keep the other Members informed of, and be given an opportunity to participate in a non-binding manner in, all such matters.

(c) Cooperation. Subject to Section 4.5(b), each Member agrees to reasonably cooperate with Company Representative and to do or refrain from doing any or all things reasonably requested by Company Representative with respect to any tax examination, contest, or proceeding. Subject to Section 4.5(b), each Member will, promptly upon request by Company Representative, provide to Company duly completed and executed documentation and other documents, information and instruments required under any tax law or regulation applicable with respect to Company or such Member that Company Representative, using good faith discretion, determines is necessary in order for Company to (i) comply with the requirements imposed on Company by any such tax law or regulation, or (ii) avoid, mitigate, reduce or exempt Company from the application of liability or other obligation under, or to enable Company to elect not to have apply to it, any documentation, information collection, reporting, payment or withholding liability or obligation imposed on Company by any such tax law or regulation.

(d) Indemnification. Company will indemnify and reimburse Company Representative for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members. The payment of all such expenses will be made before any distributions are made by Company. No Member will have any obligation to provide funds for such purpose. The taking of any action and the incurring of any expense by Company Representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of Company Representative and the provisions on limitations of liability of Members and indemnification set forth in this Agreement will be fully applicable to Company Representative in that capacity.

(e) Term of Office; Vacancy. Company Representative will hold office until Company Representative's successor is elected or until Company Representative's earlier resignation, removal from office, or death. The Manager may remove Company Representative at any time with or without cause. Any vacancy of the office of Company Representative may be filled by the Manager.

4.6 Liabilities and Indemnification of the Manager and Members.

(a) Liability of Manager. Neither the Manager nor any Member will be personally liable to Company or other Members in acting on behalf of Company or in its, his or her capacity as a Member or Manager, except as otherwise required by applicable law, provided, that its, his or her actions or omissions did not constitute fraud, bad faith or willful misconduct. The Manager will not be personally liable for failure to perform in accordance with, or to comply with the terms and conditions of, this Agreement or for any other reason unless that failure to conform or to comply or such other reason constitutes fraud, bad faith, or willful misconduct by the Manager. The Manager will be fully protected in relying in good faith on information, opinions, reports or statements furnished by any other Person as to matters the Manager reasonably believes are within that other Person's professional or expert competence and who has been selected with reasonable care, including information, opinions, reports or statements as to the value and amount of assets, liabilities, profits or losses of Company, the fair market value of Company and/or any of its subsidiaries, the valuation of transactions in which Company engages or contemplates engaging, the reasonableness of the terms of a loan transaction, and any other facts pertinent to the existence and amount of assets from which a distribution to Members might properly be paid.

(b) Return of Capital. Except as provided in Section 4.6(a), no Manager or Member will be liable for the return of the Capital Contributions of any Member, nor for a loss of investment or loss from the operation of Company.

(c) Indemnification of Manager and Officers. Company will and does hereby agree, to the fullest extent permitted by law, to defend, indemnify, and hold harmless the Manager and Company's officers (the "**Indemnified Fiduciaries**"), from and against any and all liability, cost, expense, or damage incurred or sustained by reason of any act or omission in the conduct of the business of Company, regardless of whether acting pursuant to their discretionary or explicit authority under this Agreement; provided, however, that Company will not indemnify an Indemnified Fiduciary or hold an Indemnified Fiduciary harmless with respect to any of the foregoing incurred in connection with an Indemnified Fiduciary's fraud or willful misconduct. In particular, and without limitation of the foregoing, an Indemnified Fiduciary will be entitled to indemnification by Company against the reasonable expenses, including attorneys' fees and costs through any and all trial and appellate levels, actually and reasonably incurred in connection with the defense of any suit or action to which an Indemnified Fiduciary is a party by reason of the Indemnified Fiduciary's position as the Manager or an officer of Company to the fullest extent permitted under law. Any expenses or other amounts incurred or to be incurred by an Indemnified Fiduciary in connection with a proceeding as to which indemnification is, or may be, applicable under this Section 4.6(c) will be paid by Company in advance of the final disposition of the proceedings on receipt of a binding written agreement to repay those expenses or other amounts in the event it is finally adjudicated that indemnification is not proper.

(d) Indemnification of Members. Company will and does hereby agree, to the fullest extent permitted by law, to defend, indemnify, and hold harmless any Member, its Affiliates, or its current and former shareholders, partners, members, managers, directors, officers, employees, consultants, agents, liquidators and other representatives (each a "**Indemnified Person**") who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, claim, or proceeding, whether civil, criminal, administrative, or investigative ("**Claim**"),

regardless of whether such Member is, was or could be made a party to such Claim, arising from or related to (i) any purported direct or indirect duties (including any fiduciary duties) or liabilities of that Indemnified Person to any other Members, the Company or any Subsidiary, except for any breach of such Member's direct contractual obligations to the Company as finally determined by an arbitrator or court of competent jurisdiction, or (ii) any act or omission, or alleged act or omission, of the Company, any Subsidiary or any of their respective officers, directors, managers, equity holders, employees or agents (in their respective capacities as such) with respect to or related to Company, from and against any and all liability, cost, expense, or damage incurred or sustained by reason of such Claim.

(e) Directors & Officers Insurance. The Company will purchase and maintain director and officer liability insurance in a form reasonably acceptable to a majority of the Preferred Units if the following two conditions are met: (i) written request by a majority of the Preferred Units and (ii) the Company attaining $125,000 in gross revenue during any consecutive three-month period.

4.7 Reliance on Acts of Manager. No financial institutions or any other Person dealing with the Manager will be required to ascertain whether the Manager is acting in accordance with this Agreement, and such financial institution or such other Person will be protected in relying solely on the deed, transfer or assurance of, and the execution of such instrument or instruments by the Manager.

4.8 Compensation of the Manager and Affiliates. Company may compensate the Manager at reasonable market rates, as reasonably determined by the Manager, which compensation may include cash and Units. The Manager will be entitled to reimbursement for all reasonable out-of-pocket expenses, including reasonable travel expenses, incurred in connection with the Manager's duties.

4.9 Corporate Conversion. The Manager may at any time, with prior approval by Member Action, cause Company to convert to a corporation through any means it reasonably deems appropriate, including by an election for Company to be treated as a corporation for applicable tax purposes, the transfer of all Units to a new corporation, the transfer of substantially all of Company's assets to a new corporation, pursuant to a merger, recapitalization, contribution, reorganization, division or otherwise. The Manager may at any time, with prior Member Action, cause Company to elect to be classified as an association taxable as a corporation for federal and state income tax purposes pursuant to Internal Revenue Service Form 8832 (or any successor form) and the officers of Company may execute such Form 8832 (and any other appropriate forms and filings) to accomplish an election approved pursuant to this sentence.

5. Information and Inspection.

5.1 Maintenance of Records. Company will:

(a) Cause to be maintained complete and accurate records of all property (real and personal) owned or leased by Company and complete and accurate books of account (containing such information as will be necessary to record allocations and distributions);

(b) Cause to be prepared and filed the tax returns of Company;

(c) Cause Company to maintain in writing or in any other form capable of being converted into clearly legible tangible form at an office in California all of the following:

(i) A current list of the full name and last known business or residence address of each Member and of each Holder of a Transferable Interest, set forth in alphabetical order, together with the contribution and the share in profits and losses of each Member and Holder of a Transferable Interest;

(ii) a current list of the full name and business or residence address of each Manager;

(iii) a copy of the Articles and all amendments to them, together with any powers of attorney pursuant to which the Articles or any amendments to them were executed;

(iv) copies of Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent Fiscal Years;

(v) a copy of this Agreement and any amendments to it, together with any powers of attorney pursuant to which this Agreement or any amendments to it were executed;

(vi) copies of the financial statements of Company, if any, for the six most recent Fiscal Years; and

(vii) the books and records of Company as they relate to the internal affairs of Company for at least the current and past four Fiscal Years.

5.2 General Inspection and Information Rights.

(a) On the request of a Member for purposes reasonably related to the interest of that Person as a Member, the Manager will promptly deliver, in writing, to the Member, at the expense of Company, a copy of the information required to be maintained by Sections 5.1(c)(i), (ii) or (iv).

(b) Each Member or Manager has the right on reasonable request, for purposes reasonably related to the interest of that Person as a Member or Manager, to each of the following:

(i) To inspect and copy during normal business hours any of the records required to be maintained by Section 5.1(c).

(ii) To obtain in writing from Company promptly after becoming available, a copy of Company's federal, state, and local income tax or information returns for each year.

(c) A Manager will promptly furnish to a Member a copy of any amendment to the Articles or this Agreement executed by a Manager pursuant to a power of attorney from the Member. The copy of the Articles or this Agreement may be sent by Electronic Transmission by Company.

(d) Company will send or cause to be sent in writing to each Member or Holder of a Transferable Interest within 90 days after the end of each taxable year the information necessary

to complete federal and state income tax or information returns, and a copy of Company's federal, state, and local income tax or information returns for the year.

(f) A Holder of a Transferable Interest will have no rights of access to records or other information concerning the activities of Company, except as provided in Section 17705.02(c) of the Act.

(f) Any request, inspection, or copying pursuant to this Section 5.2 by a Member or Holder of a Transferable Interest may be made by that Person or by that Person's agent or attorney.

5.3 Financial Statements. Company will furnish to each Member (a) no later than 60 days after the end of each Fiscal Year, annual unaudited financial statements for each Fiscal Year, including an unaudited balance sheet as of the end of such Fiscal Year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with GAAP; and (b) no later than 60 days after then end of the first half of each Fiscal Year, six-month unaudited financial statements for the first half of each Fiscal Year, including an unaudited balance sheet as of the end of such six-month period, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with GAAP, subject to changes resulting from normal year-end audit adjustments. If Company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

5.4 Confidentiality.

(a) Company may keep confidential from any Member, for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Manager in good faith believes is not in the best interest of Company or could damage Company or its business or which Company is required by law or by agreement with a third party to keep confidential.

(b) Each Member (i) agrees, and (ii) will cause each Person appointed by that Member as a Manager to agree in writing or a reasonable form provided by Company, before commencing service as a Manager, that the Member or Manager, as the case may be, will not at any time, directly or indirectly, disclose or divulge any trade secrets or other proprietary or non-public information of a business, financial, marketing, technical or other nature pertaining to Company or any Subsidiary, or make use, directly or indirectly, of any such information for any purpose other than as required in connection with the affairs of Company; provided, however, that the foregoing agreements will not apply to: (I) information which the Member or Manager is required by law to disclose or which is disclosed in any proceeding to enforce the obligations of one or more of the parties hereto, but, in each such case, only to the extent required for that purpose, or (II) information provided to the Member's attorneys for purposes of obtaining legal advice and to its auditors and the auditors of its Affiliates in connection with the preparation of its and its Affiliates' audited financial statements and/or to its senior lenders or financial advisors, in each case after will securing a legal obligation of the recipient to protect the confidentiality of that information substantially similar to the Member's obligations under this Section 5.4(b), and provided, further, that the foregoing will not limit the ability of a Member to disclose information to the officers, directors, managers, general or limited partners, employees and other similar fiduciaries of the Member or its Affiliates on a "need to know" basis, as reasonably necessary to

administer its rights under this Agreement provided, that the Member informs the recipient of the confidential nature of the information, instructs the recipient to treat the information as confidential and secures a legal obligation of the recipient to protect the confidentiality of the information substantially similar to the Member's obligations under this Section 5.4(b).

6. Amendments.

6.1 Generally. Except as otherwise specifically provided in this Agreement or by applicable law, amendments to this Agreement will require both (a) the written consent of the Manager, and (b) Member Action. However, except as specifically provided in this Agreement, no amendment to this Agreement that would (w) increase the amount of additional Capital Contributions that a Member is required to make, (x) reduce the Capital Account for a Member, (y) increase the personal liability of a Member, including for the debts of Company or (z) materially and adversely affects the rights or obligations of a Member in respect of any Units in a manner which is disproportionately adverse to that Member relative to the rights or obligations of other Members in respect of Units of the same class and series, will be effective unless and until that Member approves of the amendment in writing. Company will provide copies of all amendments to this Agreement to the Members by notice promptly after their adoption.

6.2 Certain Amendments. Notwithstanding Section 6.1, the Manager may amend this Agreement without the consent of the Members if the amendment is to reflect a Transfer of Membership Interests, the issuance of Additional Units, and other changes in the Members or their Membership Interests or the admission of additional Members to Company, in each case in accordance with, and as otherwise permitted by, this Agreement and applicable law.

6.3 Admission of Members. The admission of a New Member will require both (a) the Manager's affirmative written consent, (b) Member Action, and (c) execution of a joinder agreement in the form attached as Exhibit B (a "**Joinder Agreement**"). Any Person receiving Units in a Permitted Transfer but not admitted as a Member will hold only an Transferable Interest until and unless admitted under this Section 6.3.

6.4 No Withdrawal. No Holder may withdraw as a Holder without the consent of the Manager, which the Manager may withhold in its sole and absolute discretion. If any Holder withdraws in violation of this Section 6.4, Company will have the right, but not the obligation, to purchase that Holder's Units on notice to that Holder at any time for the Capital Account balance of that Holder, payable by a five-year unsecured promissory note bearing simple interest at the mid-term applicable federal rate (AFR) for purposes of § 1274(d) of the Internal Revenue Code as published by the U.S. Internal Revenue Service for the month in which the note is issued, with no payments of principal or interest payable until maturity of the note.

7. Termination and Liquidation of Company.

7.1 Election to Terminate and Dissolve.

(a) Events Causing Dissolution. Company will be dissolved, terminated, and liquidated, and its affairs wound-up, on the first to occur of the following events:

(i) the sale of all, or substantially all, of the assets of Company;

(ii) Member Action; and

(iii) a decree of judicial dissolution under Section 17707.03 of the Act.

(b) Sale of Assets. On the occurrence of an event that causes the dissolution of Company under Section 7.1(a), the Manager will proceed with the liquidation and winding up of Company's affairs ("**Liquidation**"). The Manager will cause Liquidation and distribute the Liquidation Proceeds in the manner and in accordance with the priorities set forth in Section 7.2. If the Manager determines that an immediate Liquidation would cause undue loss to Company (because the sale price is too low or the terms of sale are inadequate or for any other reason), then in order to avoid such loss, the Manager may, to the extent not prohibited by the Act and after giving notice to all Members, either defer Liquidation of and withhold from distribution any assets of Company except those necessary to satisfy Company's debts, obligations and operating expenses or distribute the assets to the Members in kind. Company will not terminate until Company's assets have been distributed in the manner set forth in Section 7.2 and the certificate of dissolution has been filed with the Secretary of State of the State of California, as provided in Section 17356 of the Act. Before the termination of Company, its business and the rights, duties, and interests of Company will continue to be governed by this Agreement.

(c) Absence of Manager. If for any reason there is no Manager, the Members may appoint a trustee-in-liquidation who will serve to wind up the affairs of and liquidate Company.

7.2 Proceeds of Liquidation. On the dissolution and Liquidation of Company, the Liquidation Proceeds will be applied and distributed in the following order of priority:

(a) Debts. To the payment of the debts and liabilities of Company (including any and all fees and loans payable to one or more Members) in the order of priority as provided by law, and the expense of Liquidation and termination;

(b) Reserves. To establish reserves that the Manager (or the trustee-in-liquidation) may deem reasonably necessary for any contingent, foreseen or unforeseen liabilities or obligations of Company; and

(c) Remaining Liquidation Proceeds. The remaining balance, if any, will then be distributed to the Members:

(i) First, to the Holders of Preferred Units, pro rata in proportion to the respective unreturned Capital Contributions on their Units, until Company has made aggregate distributions to those Holders equal to their unreturned Capital Contributions;

(ii) Second, to the Holders of Common Units, pro rata in proportion to the respective unreturned Capital Contributions on their Units, until Company has made aggregate distributions to those Holders equal to their unreturned Capital Contributions;

(iii) Third, to the Holders in accordance with their Pro Rata Percentages.

7.3 Fair Market Value Distributions. If assets are to be distributed in kind to one or more of the Members (in connection with the Liquidation of Company or otherwise), the value of those

assets will be adjusted pursuant to the Regulations under Code Section 704(b) and those assets will be distributed at their respective fair market values. Furthermore, each Member's Capital Account will be adjusted to reflect what that Member's Capital Account would be if Company were to sell all of those assets at their respective fair market values and allocate the Profits or Losses among the Members in accordance with the provisions of Section 7.2.

7.4 Final Accounting. Each Member will be furnished with a statement reviewed by Company's accountants which will set forth the Profits and/or Losses generated on the sale or exchange of Company's properties; the allocation of those Profits and Losses among the Members; Company's proceeds received from the sale or exchange of its properties; any revaluations of Company property; the assets and liabilities of Company; and the amount distributed or distributable to each Member, as of the date of the Liquidation. On compliance with the foregoing distribution plan, the Members will cease to be Members, and the Manager and/or the trustee-in-liquidation will execute and cause to be filed the certificate of dissolution with the Secretary of State of the State of California, as provided in Section 17356 of the Act and any and all other documents necessary with respect to the termination and cancellation of Company.

8. Transfer Restrictions; Rights of First Refusal and Co-Sale.

8.1 Restrictions on Transfer. No Holder may Transfer all or any portion of, or any interest or right in, the Units owned by the Holder without the Manager's prior written consent, except in accordance with the provisions of this Agreement. Without limiting the generality of the foregoing, no Holder will pledge, hypothecate or otherwise encumber all or any part of that Holder's Units as security for the payment of any debt or other obligation. Each Holder acknowledges the reasonableness of these restrictions in view of the purposes of Company and the relationship of the Holders. The attempted Transfer of all or any portion of, or any right or interest in, any Units in violation of the provisions of this Agreement will be invalid, null and void and of no force or effect, except any Transfer mandated by operation of law and then only to the extent necessary to give effect to that Transfer by operation of law.

8.2 Permitted Transfers.

(a) Without first offering its Units to Company and the other Holders pursuant to Section 8.4 or offering co-sale rights pursuant to Section 8.6, subject to the other provisions of this Agreement, a Holder may at any time Transfer all or any portion of the Holder's Units to (A) any Affiliate of the Holder, or (B) a trust, family limited partnership or family limited liability company, the sole beneficiaries, partners and/or members, respectively, of which are the Holder and/or Family Members of the Holder, provided that the Holder is either the sole trustee, general partner and/or managing member or the co-trustee, co-general partner or co-managing member with the Holder's spouse, except in case of the Holder's death or disability and Holder (with the Holder's spouse, if applicable) has complete control thereto.

(b) As a condition to the Transfer of any Units pursuant to this Section 8.2, the transferor will guarantee the performance by the transferee of his, her or its obligations under this Agreement by a written instrument in form and substance reasonably satisfactory to the Manager.

(c) Transfers permitted by this Section 8.2 relate exclusively to Transferable Interests. No Person receiving Transferable Interests under this Section 8.2 may become a Member except in accordance with Section 6.3.

8.3 Conditions to Transfer. Notwithstanding anything to the contrary in this Agreement, no Member may Transfer all or any portion of, or any interest or right in, any Units unless and until the following conditions are satisfied:

(a) Notice to Transferee. The Transferor gives Transferee prior written notice of the restrictions on Transfer of Units in this Agreement.

(b) Transfer Agreement; Expenses. The Transferor and Transferee execute and deliver to Company all documents and instruments of conveyance necessary or appropriate, in the opinion of counsel to Company, to effect the Transfer. In addition, Company is reimbursed by the Transferor and/or the Transferee for all costs and expenses that it reasonably incurs in connection with the Transfer.

(c) Information. The Transferor and Transferee furnish Company with the Transferee's taxpayer identification number, sufficient information to determine the Transferee's initial tax basis in the Units Transferred, and any other information reasonably necessary to permit Company to file all required U.S. federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, Company will not be required to make any distribution otherwise provided for in this Agreement with respect to any Transferred Units until it has received that information.

(d) Securities Matters. The Transfer may be accomplished without registration, or similar process, under U.S. federal or state securities laws and will not result in Company's becoming subject to the Investment Company Act of 1940, as amended.

(e) No Deemed Partnership Termination. The Units to be Transferred, when added to the total of all other Units Transferred in the 12 consecutive months immediately preceding the Transfer, would not result in the termination of Company for federal income tax purposes under Code Section 708(b)(1)(B).

8.4 Right of First Refusal.

(a) Offer. Except as otherwise provided in this Agreement, Transfers of Units by a Holder will not be permitted unless the Holder has complied with this Section 8.4 and Section 8.6, as applicable. If a Holder intends to Transfer all or any portion of the Holder's Units (a "**Proposed Seller**"), the Proposed Seller will, after having obtained the Manager's written consent, give prompt notice (the "**Seller's Notice**") of that intention to each Member, excluding the Proposed Seller (each a "**RoFR Holder**"). The Seller's Notice will state that the Proposed Seller intends to make a Transfer, identifying the name and address of the prospective transferee (the "**Proposed Transferee**"), specifying the number of Units proposed to be transferred (the "**Offered Interest**") and specifying the purchase price which the Proposed Transferee has offered to pay for the Offered Interest, including any Proposed Non-cash Value (the "**Sale Price**"), which Seller's Notice will constitute an irrevocable election to sell. A copy of the offer, if available, will be attached to the Seller's Notice.

(b) Holders' Option. For a period of 30 days from receipt of the Seller's Notice (the "**Holder Purchase Period**"), the RoFR Holders will have the irrevocable and exclusive option to purchase all, or any portion, of the Offered Interest at the Sale Price, as follows: Each RoFR Holder may elect to purchase the Units in the Offered Interest up to that portion of those Units which is equal to the proportion that the Units held by that RoFR Holder bear to the Units held by all RoFR Holders, by giving notice to the Proposed Seller.

(c) Proposed Seller's Right. If the RoFR Holders do not exercise the rights granted in this Section 8.4, then the Proposed Seller will be free, for a period of 60 days after expiration of the Holder Purchase Period to sell such Offered Interest to the Proposed Transferee, at a price equal to or greater than the Sale Price and on terms no more favorable to the Proposed Transferee than those specified in the Seller's Notice. Any Transfer of the Offered Interest by the Proposed Seller after the end of such 60 -day period or any change in the terms of the sale as set forth in the Seller's Notice that are more favorable to the Proposed Transferee will require a new notice of intent to Transfer to be delivered to Company and the RoFR Holders and will give rise anew to the rights provided in this Section 8.4.

(d) Consideration. Notwithstanding anything to the contrary in this Agreement, a RoFR Holder, or any of them, elects to purchase the Offered Interest mentioned in the Seller's Notice, the RoFR Holder, as the case may be, will have the right to purchase the Offered Interest for cash consideration whether or not part or all of the consideration specified in the Seller's Notice is other than cash.

(e) Assignment by Company and Members. A RoFR Holder may assign its rights under this Section 8.4 only to any Permitted Transferee of that RoFR Holder's Units or with the Manager's prior written consent. On an assignment permitted under this Section 8.4(e), the assignee will have the rights of Company or the Transferring RoFR Holder, as applicable, under this Section 8.4.

(f) Non-Cash Consideration.

(i) Determination of Value. If the terms of the proposed sale contemplate payment to the Proposed Seller of consideration other than cash, then the price indicated in such offer will equal the sum of (A) the cash consideration payable under the terms of the proposed sale and (B) the fair market value of such non-cash consideration (the "**Non-Cash Value**"), which will be reasonably determined in good faith by the Proposed Seller, subject to the provisions of Section 8.4(f)(ii) (the "**Proposed Non-cash Value**"), unless Company or a RoFR Holder objects to the Proposed Non-Cash Value as set forth in this Section 8.4(f)(i). Company will have 30 days after the receipt of the Seller's Notice and the RoFR Holders will have 30 days after receipt of the Seller's Notice to object in writing to the Proposed Non-cash Value and propose an alternative fair market value of any non-cash consideration (the "**Alternative Non-cash Value**"), by notice to the Proposed Seller and, as applicable, Company and the RoFR Holders, setting forth a description of the objection and the basis for the determination of the Alternative Non-cash Value (an "**Objection Notice**"). Whichever of Company or a RoFR Holder has delivered a Purchaser's Notice will be referred to in this Section 8.4(f)(i) as the "**Purchaser**." If the Purchaser does not object during the applicable period, the Proposed Non-cash Value will be the final Non-cash Value for that non-cash consideration. If the Purchaser objects during the applicable period, and the Purchaser and

the Proposed Seller are unable to resolve the Purchaser's objections within 30 days after the Objection Notice, then the matter will be submitted for resolution to a qualified independent appraisal firm experienced in valuing non-cash consideration of the type offered by the Proposed Transferee that is not an Affiliate of, or the principal investment banking firm for Company, any Member or Manager, or any of their Affiliates, and that is reasonably acceptable to the Proposed Seller and the Purchaser. The appraiser will be selected by the Purchaser and the Proposed Seller as promptly as practicable. If the Purchaser and the Proposed Seller are unable to agree on an appraiser within fifteen days, each of the Purchaser and the Proposed Seller will select one appraiser, and those two appraisers will select a third appraiser that meets the qualifications set forth in this Section 8.4(f)(i), which alone will conduct the appraisal. The appraiser will determine, based solely on the provisions of this Section 8.4 and not more than one round of presentations by the Proposed Seller and the Purchaser, the Non-cash Value, which determination will be within the range of values set forth in the Proposed Non-cash Value and the Alternative Non-cash Value. The appraiser will have up to 30 days after its appointment to reach a final determination of the Non-cash Value. The final Non-cash Value, either as agreed to by the Proposed Seller and the Purchaser or as adjusted by the appraiser pursuant to this Section 8.4(f)(i), will be final and binding. All fees and expenses of the appraiser or appraisers will be shared equally by the Proposed Seller and the Purchaser. The delivery of an Objection Notice will toll Company Purchase Period and the Holder Purchase Period until final determination of the Non-cash Value.

(ii) Certain Securities as Consideration. Notwithstanding the provisions of Section 8.4(f)(i), if the Proposed Transferee offers the Proposed Seller securities that are traded on a national securities exchange, then the fair market value of that consideration will be the average closing sale price for the ten consecutive trading days preceding the date of the offer.

(h) Closing. The closing of any sale of Units pursuant to this Section 8.4 will occur at the executive offices of Company at a time mutually agreed on by the purchaser and the Proposed Seller, but in no event later than 30 days following the date of acceptance of an offer made pursuant to this Section 8.4. At the closing, the Proposed Seller will transfer to the Purchaser the full right, title and interest in and to the Units so purchased, free and clear of all claims, liens, security interests and adverse rights of any kind or nature, and the Purchaser will deliver to the Proposed Seller, in full payment of the purchase price of the Units so purchased, the purchase price of the Units so purchased.

8.5 Indemnification. In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the Holder engaging or attempting to engage in the Transfer will indemnify and hold harmless Company and the other Holders from all costs, damages, liabilities and expenses that they incur (including incremental tax liabilities, attorneys' fees and fees of experts and accountants) as a result of the Transfer or attempted Transfer and efforts to enforce this Agreement, including the indemnity granted by this Section 8.5.

8.6 Co-Sale Rights. If Company and the RoFR Holders do not exercise the rights granted in Section 8.4 with respect to a Transfers of Units subject to Section 8.4, the Proposed Seller will give notice to each RoFR Holder on the expiration of the Holder Purchase Period that the Proposed Seller proposes to Transfer the Offered Interest to the Proposed Transferee (the "**Selling Holder Notice**"). The Selling Holder Notice also will include a copy of the Seller's Notice, describe any additional information then available as to the terms and conditions of the Transfer, and include

copies of all of the agreements and other documents that will be used in connection with the Transfer. A RoFR Holder may elect to participate in the contemplated Transfer at the same price and on the same terms specified in the Selling Holder Notice by delivering notice to the Proposed Seller within ten business days after delivery of the Selling Holder Notice. If any RoFR Holders elect to participate in the Transfer, the Proposed Seller and those RoFR Holders (each, a "**Participant**") will each be entitled to sell in the contemplated Transfer, at the same price and on the same terms, the number of Units equal to the product of (a) the fraction determined by dividing the number of Units owned by such Participant by the aggregate number of Units owned by the Participants, and (b) the number of Units to be sold in the contemplated Transfer. Each Participant transferring Units pursuant to this Section 8.6 will pay his, her or its pro rata share (based on the number of Units to be sold) of the expenses incurred by the Participants in connection with the Transfer (if and to the extent not paid or payable by another Person) and will be obligated to join on a pro rata basis (based on the number of Interests to be sold) in any indemnification or other obligations that the Selling Holder agrees to provide in connection with the Transfer.

8.7 Drag-Along Rights.

(a) If the Members determine, by Member Action, to accept an offer from one or more purchasers to buy all of the Units (a "**Drag-Along Sale**"), then each Holder will sell all of that Holder's respective Units (the "**Dragged Units**") in the Drag-Along Sale. All Holders in a Drag-Along Sale (i) will receive consideration in the amounts the Holders would have received if the consideration was distributed to the Holders in accordance with Section 7.2, will otherwise be subject to the same terms and conditions of sale and be treated equally (other than with respect to employment or other service arrangements), and (ii) will execute such documents and take such actions as may be reasonably required by the Company or the designee of the Members selected by the Members by Member Action (the "**Drag-Along Representative**"), to effect the Drag-Along Sale.

(b) All Holders will share pro rata, based on their respective Pro Rata Percentage, (i) in any indemnity liabilities to the purchaser in the Drag-Along Sale (other than for each Holder's representations as to that Holder's unencumbered ownership of and ability to Transfer that Holder's Dragged Units, which will be the sole responsibility of that Holder) so long as the potential liability of each Holder does not exceed the aggregate amount of proceeds that Holder receives in the Drag-Along Sale, and (ii) the amount required by the sellers to put into an escrow account (if any) for the purpose of satisfying those indemnity liabilities.

(c) The Company or the Drag-Along Representative will provide each Holder with notice (the "**Drag-Along Notice**") not more than 60 but no less than 30 days before the date of the Drag-Along Sale (the "**Drag-Along Sale Date**"). The Drag-Along Notice will set forth (i) the name and address of each proposed purchaser of the Dragged Units in the Drag-Along Sale, (ii) the proposed amount and form of consideration to be paid for the Dragged Units and the terms and conditions of payment offered by each proposed purchaser, (iii) confirmation that the proposed purchaser has been informed of the terms of this Section 8.7 and has agreed to purchase the Dragged Units in accordance with its terms and that the Drag-Along Sale meets the requirements of Section 8.7; and (iv) the Drag-Along Sale Date.

(d) Each Holder agrees to cooperate fully (including by waiving any appraisal rights to which the Holder may be entitled under applicable law and each Holder does hereby waive all such appraisal rights) with the Drag-Along Representative, the Company and the purchaser in any Drag-Along Sale and, to execute and deliver all documents (including purchase agreements) and instruments that the Drag-Along Representative may reasonably request to effect the Drag-Along Sale including making all representations, warranties and covenants and granting all indemnifications agreed to by the Drag-Along Representative.

(e) Notwithstanding anything contained in this Section 8.7 to the contrary, neither the Company, the Drag-Along Representative, nor any Member, nor any of their respective Affiliates will be liable to any Holder in the event a Drag-Along Sale is not consummated, even if the provisions of this Section 8.7 have been triggered.

8.8 Market Stand-Off. Each Member agrees not to Transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Unit (or other securities) of Company held by such Member (other than those included in the registration) during the 180 day period following the effective date of Company's first firm commitment underwritten public offering of any Equity Securities registered under the Securities Act of 1933, as amended (or any longer period as the underwriters or Company request in order to facilitate compliance with applicable rules or regulations). Each Member will execute and deliver any other agreements reasonably requested by Company or the underwriters that are consistent with such Member's obligations under this Section 8.8 or that are necessary to give further effect to this Section 8.8. In addition, if requested by Company or the representative of the underwriters, each Member will provide, within ten days of that request, any information required by Company or that representative in connection with the completion of any public offering of Company's securities pursuant to a registration statement filed under the Securities Act. The obligations set forth in this Section 8.8 will not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. For purposes of this Section 8.8, the term "Company" includes any wholly-owned Subsidiary into which Company merges or consolidates.

9. Miscellaneous.

9.1 Governing Law; Attorneys' Fees; Waiver of Jury Trial.

(a) This Agreement will be governed by and construed under the substantive laws of the State of California, without regard to its choice of law provisions. Exclusive venue for the resolution of any dispute between the parties will be in the state and federal courts for San Diego County, California, and the parties hereby submit themselves to the personal jurisdiction of such courts and agree to the service of process by any means constituting notice under Section 9.5.

(b) In any action, arbitration, or suit arising out of or relating to this Agreement, the prevailing party is entitled to recover from the unsuccessful party all reasonable costs and expenses of suit, including reasonable attorneys' fees, in addition to any other relief to which it may be entitled.

(c) Each party to this Agreement hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation as between the parties directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto. Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that the parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.1(c).

9.2 Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed an original and all of which will constitute one agreement, and the signature of any party to any counterpart will be deemed to be a signature to, and may be appended to, any other counterpart.

9.3 Entire Agreement. This Agreement, together the Exhibits hereto and the Purchase Agreement (the "**Transaction Agreements**"), contains the entire understanding among the parties and supersedes any prior understanding and agreements between them respecting the within subject matter. Except for the representations of the parties in the Transaction Agreements and the covenants and agreements in the Transaction Agreements, there are no representations, agreements, arrangements or understandings, oral or written, between or among the parties hereto relating to the subject matter of this Agreement which are not fully expressed in this Agreement or in the Articles.

9.4 Severability. If any provision of this Agreement or the application thereto to any Person or circumstance will, for any reason and to any extent, be invalid or unenforceable the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected thereby, but rather will be enforced to the greatest extent permitted by law.

9.5 Notice. Any notice required or permitted under this Agreement will be given in writing by personal delivery, by USPS Express Mail, by nationally recognized overnight delivery service (e.g. UPS), or e mail, in each case addressed to the party entitled to such notice at the address or e mail address indicated below or at another address or e mail address designated by the party by notice from time to time to all other parties to this Agreement. Any notice will be deemed received on the earlier of the date of actual delivery or the date on which delivery is refused, regardless of whether the party has vacated the physical address or discontinued the e-mail address. The actual receipt by the addressee of any notice will constitute delivery notwithstanding the failure to have complied with any provisions of this Section 9.5.

To the Members:	See Exhibit A
To Company:	San Diego Tempeh LLC 4884 Mount Elbrus Drive. San Diego CA 92117 E-mail:contact@sandiegotempeh.com

9.6 Caption. Any paragraph titles or captions contained in this Agreement are for convenience only and will not be deemed part of the context of this Agreement.

9.7 Binding Effect. The parties hereto hereby agree that the obligations entered into herein will be valid and binding on their respective representatives, successors and assigns (where permitted).

9.8 No State Law Partnership. The Members intend that Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal and state tax purposes, and that this Agreement not be construed to suggest otherwise.

9.9 No Liability to Third Parties. No Member will be liable as such for the liabilities of Company. The failure of Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act will not be grounds for imposing personal liability on the Members for liabilities of Company.

9.10 Rights of Creditors and Third Parties Under Agreement. This Agreement is entered into among Company and the Members for the exclusive benefit of Company, its Members, and their successors and permitted assignees. The Agreement is expressly not intended for the benefit of any creditor of Company or any other third party beneficiary. Except and only to the extent provided by applicable statute, no creditor or third party will have any rights under this Agreement or any agreement between Company and any Member with respect to any capital contribution or otherwise.

9.11 Personal Data. For the purpose of implementing, administering and managing this Agreement, each Member, by execution of this Agreement, consents to the collection, receipt, use, retention and transfer, in electronic or other form, of Member's personal data by and among Company and its third party vendors or any potential party to any Capital Event or capital raising transaction involving Company. Member understands that personal data (including name, home address, telephone number, employee number, employment status, social security number, tax identification number, date of birth, nationality, job and payroll location, data for tax withholding purposes and Units awarded, cancelled, exercised, vested and unvested) may be transferred to third parties assisting in the implementation, administration and management of this Agreement and Member expressly authorizes such transfer as well as the retention, use, and the subsequent transfer of the data by the recipient(s). Each Member understands that these recipients may be located in Member's country or elsewhere, and that the recipient's country may have different data privacy laws and protections than Member's country. Each Member understands that data will be held only as long as is necessary to implement, administer and manage this Agreement. Each Member understands that that Member may, at any time, request a list with the names and addresses of any potential recipients of the personal data, view data, request additional information about the storage and processing of data, require any necessary amendments to data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing to the Manager.

9.12 Electronic Delivery. Company may, in its sole discretion, decide to deliver any documents related to this Agreement and any notice to Members given by Company under any provision of the Act or the Articles by Electronic Transmission as set forth in Section 9.5. Each Member hereby consents to receive such documents by Electronic Transmission and agrees to participate through an on-line or electronic system established and maintained by Company or a third party designated by Company from time to time for such purposes.

9.13 California Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF THE DEPARTMENT OF FINANCIAL PROTECTION AND INNOVATION OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

9.14 Legal representation. This Agreement is the product of negotiations between the parties and in the enforcement or interpretation hereof is to be interpreted without any presumption with regard to interpretation for or against any party by reason of that party having drafted or caused to be drafted this Agreement or any portion hereof. Each party has had adequate opportunity to consult with its own legal counsel and other advisors prior to signing this Agreement and waives any assertion or defense based upon which party drafted this Agreement or any provision hereof.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, Company and the other parties hereto have signed this Agreement as of the date first above written.

COMPANY

San Diego Tempeh LLC

By: DocuSigned by: [signature] 5113733B59A5498...
Name: Max Petrich
Title: CEO

MEMBERS:

By: DocuSigned by: [signature] 5113733B59A5498...

Name: Max Petrich

The Entrust Group Inc., f/b/o Thomas Luke Abbott (IRA: 7230015277)

By: DocuSigned by: [signature] 7B9692AB0EF741B...

Name: Entrust Alternative Assets

Title: Alan Ung Authorized Signer

CONSENTED TO:

By: DocuSigned by: Thomas Luke Abbott 850F670C8D52424...

Name: Thomas Luke Abbott

Exhibit A

Members, Units and Capital Contributions

<u>Holder Name and Address</u>	<u>Capital Contribution</u>	<u>Preferred Units</u>	<u>Common Units</u>
Max Petrich 4884 Mount Elbrus Drive. San Diego CA 92117 E-mail: contact@sandiegotempeh.com	$0 cash and assignment of stock and intellectual property	0	964,419
The Entrust Group Inc., f/b/o Thomas Luke Abbott (IRA: 7230015277) 555 12th Street, Suite 900 Oakland, CA 94607 (800) 392-9653 A duplicate of all notices to Entrust sent to: Thomas Luke Abbott 12952 Long Boat Way Del Mar, CA 92014 luke.abbott@vdriven.com	$25,618	35,581	0

DS MP DS TLA

Exhibit B

Form of Joinder Agreement

The undersigned (the "**New Member**") is executing and delivering this joinder agreement (the "**Joinder Agreement**") with San Diego Tempeh LLC (the "**Company**") as of [EFFECTIVE DATE] ("**Effective Date**") pursuant to Company's Amended and Restated Operating Agreement, dated as of [____], as amended from time to time, a copy of which is attached as Schedule A (the "**Operating Agreement**" and, collectively with the Joinder Agreement, the "**Agreements**"), as a Member, in connection with the New Member's acquisition of [Preferred Units]/[Common Units]. All capitalized terms not otherwise defined in this Joinder Agreement will have the meanings assigned to them in the Operating Agreement.

By executing and delivering this Joinder Agreement, the New Member agrees to become a party to, to be bound by, and to comply with the provisions of the Operating Agreement as a Member in the same manner as if the undersigned were an original signatory to the Operating Agreement, including all modifications to the Manager's fiduciary duties to Company and the Members in the Operating Agreement. The New Member confirms that the New Member has received a copy of the Operating Agreement and has had the opportunity to review it in full and to retain counsel to assist the New Member in doing so.

The address and e-mail address below the New Member's signature to this Joinder Agreement will be the New Member's notice address for purposes of Section 9.5 and Exhibit A of the Operating Agreement.

Exhibit C

Definitions

Terms Defined in the Agreement:

Term	Location of Definition
Additional Units	§ 2.1(b)(ii)
Agreement	Preamble
Alternative Non-cash Value	§ 8.4(g)(i)
Articles	Preliminary Statement
Preferred Units	2.4(a)
Claim	§ 4.6(d)
Company	Preamble
Company Purchase Notice	§ 8.4(b)
Company Purchase Period	§ 8.4(b)
Company Representative	§ 4.5(a)
Exercising Holders	§ 8.4(c)
Holder Purchase Period	§ 8.4(c)
Fiscal Year	§ 3.4
GAAP	§ 3.4
Indemnified Fiduciary	§ 4.6(c)
Indemnified Person	§ 4.6(d)
Involuntary Transferee	§ 8.5(a)
Joinder Agreement	§ 6.3
Liquidation	§ 7.1(b)
Member	Preamble
Member Action	§ 4.4
Non-Cash Value	§ 8.4(g)(i)
Objection Notice	§ 8.4(g)(i)
Offered Interest	§ 8.4(a)
Original Agreement	Preliminary Statement
Participant	§ 8.7
Petrich	Preliminary Statement
Common Units	2.4(a)
Proposed Non-cash Value	§ 8.4(g)(i)
Proposed Seller	§ 8.4(a)
Proposed Transferee	§ 8.4(a)
Purchase Agreement	Preliminary Statement
Purchaser	§ 8.4(g)(i)
Resignation Notice	§ 4.1(e)
RoFR Holder	§ 8.4(c)
Sale Price	§ 8.4(a)
Second Holder Purchase Period	§ 8.4(c)

Seller's Notice	§ 8.4(a)
Seller's Notice	§ 8.4(c)
Seller's Third Notice	§ 8.4(c)
Selling Holder Notice	§ 8.7
Tax Distribution	§ 3.1
Taxable Person	§ 3.1
Transaction Agreements	§ 9.3
Transferred Interest	§ 8.5(a)
Units	§ 2.4(a)

Other Defined Terms. The following terms will have the following meanings as used in this Agreement:

"**Act**" means the California Revised Uniform Limited Liability Company Act, Cal. Corp. Code §§ 17701.01 et seq., as amended, and any successor to such law.

"**Affiliate**" means, when used with reference to a specified Person, any Person who, directly or indirectly, controls or is controlled by, or is under common control with the specified Person. For purposes of this definition, control means possessing, directly or indirectly, the power for any reason whatsoever to direct or cause the direction of the management and policies of the Person.

"**Agreement**" means this Operating Agreement as amended, modified, supplemented, or restated from time to time, and includes all Exhibits.

"**Book Basis**" means with respect to any asset, the asset's adjusted basis for Federal income tax purposes, except as follows:

(a) the initial Book Basis of any asset contributed (or deemed contributed) to Company will be such asset's gross fair market value at the time of such contribution as reasonably determined by the Manager;

(b) the Book Basis of all Company assets may be adjusted in the discretion of the Manager to equal their respective gross fair market values, as reasonably determined by the Manager, at the times specified in Regulations Section 1.704-1(b)(2)(iv)(f);

(c) any adjustments to the adjusted basis of any Company asset pursuant to Section 734 or Section 743 of the Code will be taken into account in determining such asset's Book Basis in a manner consistent with Regulations Section 1.704-1(b)(2)(iv)(m);

(d) the Book Basis of any Company asset distributed or deemed distributed by Company to any Member will be adjusted immediately before such distribution to equal its gross fair market value as of the date of distribution, as reasonably determined by the Manager; and

(e) if the Book Basis of an asset has been determined pursuant to clause (a), (b) or (c) of this definition, such Book Basis will thereafter be adjusted in the same manner as would the asset's adjusted basis for Federal income tax purposes, except that depreciation deductions will be computed based on the asset's Book Basis as so determined, rather than on its adjusted tax basis.

"**Capital Account**" means an account maintained by Company for each Member in accordance with Section 2.2.

"**Capital Contribution**" means the total amount of cash and the net fair market value of property actually contributed to Company by a Member (and the predecessor holder of the Membership Interests of such Member). For purposes of this Agreement, the phrase "net fair market value of property" means the gross fair market value of property, reduced by liabilities assumed by Company or to which such property is subject.

"**Capital Event**" means any merger or consolidation of Company or any Subsidiary with or into another entity, any division of Company, or any sale, lease or other disposition of all or substantially all or a significant portion of the assets of Company or any Subsidiary, except for any transaction if Company's Members immediately before that transaction hold, immediately after that transaction, at least 50% of the voting power of the surviving or acquiring entity (or an entity of which the surviving entity is a wholly-owned subsidiary).

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Electronic Transmission**" means:

(a) if by Company, a communication (i) delivered by (A) facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, for that recipient on record with Company, (B) posting on an electronic message board or network that Company has designated for those communications, together with a separate notice to the recipient of the posting, which transmission will be validly delivered on the later of the posting or delivery of the separate notice thereof, or (C) other means of electronic communication, (ii) to a recipient who has provided an unrevoked consent to the use of those means of transmission, and (iii) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form, provided that an Electronic Transmission by Company to an individual Member is not authorized unless, in addition to satisfying the requirements of this clause (a), the transmission satisfies the requirements applicable to consumer consent to electronic records as set forth in the Electronic Signatures in Global and National Commerce Act (15 U.S.C. § 7001(c)(1)).

(b) if to Company, a communication (i) delivered by (A) facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, which Company has provided from time to time to Members or Manager for sending communications to Company, (B) posting on an electronic message board or network that Company has designated for those communications, and which transmission will be validly delivered on the posting, or (C) other means of electronic communication, (ii) as to which Company has placed in effect reasonable measures to verify that the sender is the Member or Manager (in person or by proxy) purporting to send the transmission, and (iii) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form.

"**Equity Securities**" means, with respect to Company or any other Person, as applicable (a) any Units, (b) any other equity interest in or equity security of that Person, (c) any security convertible

into or exercisable or exchangeable for any Units or other equity interest in or equity security of that Person, whether with or without consideration, including any option, warrant, convertible debt or other right to subscribe to or purchase any Units or other equity interest in or equity security of that Person, (d) any security issued on conversion, exercise or exchange of any security described in clause (c) of this sentence, and (e) any outstanding subscription or other agreement or commitment obligating that Person to issue any of the securities described clauses (a) – (c) of this sentence.

"**Family Member**" means a spouse, child and other direct lineal descendant, including step-children and adoptive children.

"**Holder**" means a Person holding the Transferable Interest in a Unit, whether or not a Member.

"**Liquidation Proceeds**" means the proceeds and assets available for distribution to creditors and Members on or pursuant to a Liquidation.

"**Manager**" means the Person who is designated Company's manager pursuant to the terms of this Agreement and any successor of a Manager who is appointed as a Manager in accordance with the provisions of this Agreement.

"**Member**" means a Person who is named in this Agreement as a Member owning a Membership Interest, and any Person who later becomes a Member as permitted by, this Agreement.

"**Membership Interest**" means a Member's entire interest and rights in Company, collectively, including the Member's Transferable Interest, any rights to vote or participate in management, and any rights to information concerning the business and affairs of Company.

"**Net Losses**" and "**Net Profits**" means, for each Fiscal Year or other period, an amount equal to Company's taxable income or loss for that period, determined under Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss), with the following adjustments:

(a) Any income of Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses will be added to such taxable income or loss.

(b) Any expenditures of Company described in Code Section 705(a)(2)(b) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704 1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses will be subtracted from such taxable income or loss.

(c) Compensation to any Member for services to Company will be treated either as payroll or as "guaranteed payments" pursuant to Section 707(c) of the Code and will be deducted in calculating Net Profits and Net Losses.

(d) If Capital Accounts of Members have been adjusted pursuant to Section 2.2(b), gain or loss resulting from any disposition of assets (whether for sale of a single asset or all of

Company's assets) will be computed by reference to the most recent value of those assets used in adjusting Capital Accounts pursuant to Section 2.2(b), rather than the adjusted tax basis of those assets.

"**Permitted Transfer**" means a Transfer of Units made in accordance with the provisions of this Agreement.

"**Person**" means any individual, partnership, limited liability company, corporation, trust, estate, or other entity, as the context may require.

"**Pro Rata Percentage**" is the percentage determined from time to time by dividing the number of Units that a Holder owns by the total number of Units held by all Holders, as set forth on Exhibit A, as amended from time to time.

"**Regulations**" means the Income Tax Regulations issued by the United States Treasury Department, as the same may be amended from time to time.

"**Subsidiary**" means a subsidiary of Company.

"**Transfer**" means sell, transfer, assign, pledge or otherwise directly or indirectly dispose of or encumber, voluntarily or involuntarily (including disposition by way of intestacy, will, gift, bankruptcy, execution, hypothecation, seizure or sale of legal process, operation of law or otherwise).

"**Transferable Interest**" means a Person's right to share in the income, gains, losses, deductions, credit, or similar items of Company, and to receive distributions from Company under this Agreement or under the Act, but does not include any other rights of a Member, including the right to vote, the right to participate in the management of Company, or, except as required by applicable law, any right to information concerning the business and affairs of Company.

"**written**" or "**in writing**" includes facsimile, telegraphic, and other electronic communication as authorized by the California Corporations Code.